FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Reports Third Quarter Financial Results
2.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

News Release

Nomura Reports Third Quarter Financial Results

Tokyo, January 31, 2008—Nomura Holdings, Inc. today reported consolidated financial results for the third quarter of the fiscal year ending March 31, 2008.

Third quarter summary

Net revenue for the third quarter was 276.1 billion yen (US$2.5 billion)1, a 25.4% increase from the prior quarter. Income before income taxes was 46.1 billion yen (US$413 million), while net income was 22.6 billion yen (US$202 million). ROE for the third quarter was 4.1%.

The third quarter dividend will be 8.5 yen per share, in line with the target dividend previously announced. Payment of the dividend is planned for March 1, 2008. As March 1 is a Saturday, payment will start on the next business day.

“Turmoil in the global financial markets led to a tough third quarter. However, our client base continues to grow and we are redoubling our efforts to focus on client-centric businesses,” said Nobuyuki Koga, Nomura President and CEO.

Third quarter highlights

•

Domestic Retail: Net asset inflow remained steady at 900 billion yen. Number of accounts with balance increased to 4.12 million. Investment trust administration fees and other grew for the twelfth straight quarter.

•	Global Markets: Robust trading of interest rate and currency-linked derivatives as well as equity-related trading. Order flow at Instinet increased.

•	Global Investment Banking: Ranked number one in Equity and Equity-related (Japan) and M&A advisory league tables[2] for calendar year 2007.

•	Asset Management: Strong sales of Nomura New Global High Interest Rate Currencies Fund. Increased product lineup with new exchange-traded funds marketed as Next Funds.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 111.71 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

[2]	Source: Thomson Financial

Third quarter business segment results

Total net revenue from business segments for the third quarter was 251.4 billion yen (US$2.3 billion), a 25.7% increase from the prior quarter. Income before income taxes from business segments was 51.5 billion yen (US$461 million).

Domestic Retail

Domestic Retail recorded net revenue of 98.4 billion yen and income before income taxes of 28.5 billion yen, both of which represent quarter-on-quarter and year-on-year declines.

Domestic Client Assets declined by 3 trillion yen from the end of September to 81.3 trillion yen, due to a downturn in the stock market. However, net asset inflow remained steady at 900 billion yen, while the number of accounts with balance increased to 4.12 million.

Although turmoil in the global financial markets caused commissions for distribution of investment trusts to decline 11.1% from the second quarter to 31.4 billion yen, Nomura saw a significant increase in sales of products that accurately meet clients’ needs, such as the Nomura New Global High Interest Rate Currencies Fund. Moreover, investment trust administration fees and other grew for the twelfth straight quarter. Sales credit rose 5.4% quarter-on-quarter to 21.6 billion yen, partly due to strong sales of Toyota Motor Credit Corporation bonds. Stock brokerage commissions fell 8.3% from the prior quarter to 18.7 billion yen, due to the stock market decline.

Global Markets

Global Markets net revenue of 103.2 billion yen and income before income taxes of 24.4 billion yen represent a rebound from the previous quarter and year-on-year increases.

In Fixed Income, net revenue increased to 32.3 billion yen, partly due to robust interest rate and currency-linked derivative trading, particularly in Japan and Europe. In Equity, net revenue remained strong at 68.0 billion yen. This was due to robust stock trading, solid equity derivative trading in Europe, as well as firm revenue from Instinet.

Global Investment Banking

Global Investment Banking reported net revenue of 20.8 billion yen and income before income taxes of 5.7 billion yen. These results represent an increase compared to the previous quarter but a decline from the same quarter of the previous year.

During the period, overall equity finance volume declined, primarily due to the poor performance of the Japanese stock market. However, we acted as lead manager in the large IPO by Sony Financial Holdings and several other deals and retained our high market share. As a result, we ranked number one in the Global Equity and Equity-related (Japan) league table2 for calendar year 2007.

In M&A, we were financial advisor on the tender offer by Japan Tobacco for Katokichi, and acted as financial advisor in the management integration of TIS and INTEC Holdings. We also ranked number one in the M&A league table2 for any Japanese involvement for calendar year 2007.

Global Merchant Banking

Global Merchant Banking recorded net revenue of minus 10.2 billion yen for the quarter and income before income taxes of minus 12.3 billion yen. There were no exits during the quarter, and unrealized losses and gains were booked due to the valuation of certain investee companies in Europe at fair value.

Asset Management

Net revenue in Asset Management was 23.2 billion yen and income before income taxes was 8.6 billion yen. Compared to the previous quarter, net revenue declined while income before income taxes increased. Both net revenue and income before income taxes were lower compared to the same quarter of the previous year.

Although the pace of sales of existing investment trusts slackened, partly due to the global turmoil in financial markets as well as the implementation of the Financial Instruments and Exchange Law, sales of newly-launched funds were generally robust, highlighted by the Nomura New Global High Interest Rate Currencies Fund which saw over 200 billion yen in sales during the quarter. As a result, total assets under management in Asset Management remained virtually unchanged from the end of the second quarter at 29.7 trillion yen.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com

Third quarter of fiscal year ending March 31, 2008 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2007 (2007.10.1- 2007.12.31) (B)	September 30, 2007 (2007.7.1- 2007.9.30) (A)	(B-A)/(A)	December 31, 2006 (2006.10.1- 2006.12.31) (C)	(B-C)/(C)
Net revenue	276.1	220.2	25.4	322.9	(14.5)
Non-interest expenses	230.0	266.7	(13.7)	190.8	20.5

Income (loss) before income taxes	46.1	(46.5)	—	132.1	(65.1)
Income tax expense	23.4	(35.9)	—	53.0	(55.8)

Net income (loss)	22.6	(10.5)	—	79.1	(71.4)

Return on equity (ROE)	4.1%	(1.9%)	—	14.6%	—

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2007 (2007.10.1- 2007.12.31) (B)	September 30, 2007 (2007.7.1- 2007.9.30) (A)	(B-A)/(A)	December 31, 2006 (2006.10.1- 2006.12.31) (C)	(B-C)/(C)
Net revenue	251.4	200.0	25.7	308.7	(18.6)
Non-interest expenses	199.9	227.3	(12.1)	164.8	21.3

Income (loss) before income taxes	51.5	(27.3)	—	143.9	(64.2)

Third quarter of fiscal year ending March 31, 2008 (2)

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2007 (2007.10.1- 2007.12.31) (B)	September 30, 2007 (2007.7.1- 2007.9.30) (A)	(B-A)/(A)	December 31, 2006 (2006.10.1- 2006.12.31) (C)	(B-C)/(C)
(1) Net revenue

Business segment information:
Domestic Retail	98.4	103.3	(4.7)	115.9	(15.1)
Global Markets	103.2	16.8	515.8	78.1	32.2
Global Investment Banking	20.8	10.8	92.0	24.1	(13.8)
Global Merchant Banking	(10.2)	8.5	—	9.2	—
Asset Management	23.2	23.7	(2.0)	24.5	(5.4)

Sub Total	235.4	163.0	44.4	251.8	(6.5)
Other	15.9	37.0	(56.9)	56.8	(71.9)

Net revenue	251.4	200.0	25.7	308.7	(18.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7.1)	(23.4)	—	(13.1)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	31.8	43.7	(27.1)	27.4	16.4

Net revenue	276.1	220.2	25.4	322.9	(14.5)

(2) Non-interest expenses

Business segment information:
Domestic Retail	69.9	71.1	(1.6)	69.0	1.3
Global Markets	78.8	84.5	(6.7)	53.9	46.2
Global Investment Banking	15.0	14.7	2.0	13.2	14.2
Global Merchant Banking	2.1	3.0	(29.6)	2.6	(16.5)
Asset Management	14.6	16.0	(8.8)	12.4	17.9

Sub Total	180.5	189.3	(4.6)	151.0	19.5
Other	19.4	38.0	(49.1)	13.7	41.1

Non-interest expenses	199.9	227.3	(12.1)	164.8	21.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	30.2	39.4	(23.4)	26.0	15.8

Non-interest expenses	230.0	266.7	(13.7)	190.8	20.5

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	28.5	32.2	(11.5)	46.9	(39.2)
Global Markets	24.4	(67.7)	—	24.1	1.1
Global Investment Banking	5.7	(3.9)	—	10.9	(47.6)
Global Merchant Banking	(12.3)	5.4	—	6.7	—
Asset Management	8.6	7.7	12.3	12.2	(29.1)

Sub Total	54.9	(26.3)	—	100.8	(45.5)
Other	(3.4)	(1.0)	—	43.1	—

Income (loss) before income taxes	51.5	(27.3)	—	143.9	(64.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7.1)	(23.4)	—	(13.1)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	1.7	4.3	(60.9)	1.3	27.8

Income (loss) before income taxes	46.1	(46.5)	—	132.1	(65.1)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2007 (2007.10.1- 2007.12.31) (B)	September 30, 2007 (2007.7.1- 2007.9.30) (A)	(B-A)/(A)	December 31, 2006 (2006.10.1- 2006.12.31) (C)	(B-C)/(C)
Net gain/loss on trading related to economic hedging transactions	0.4	2.8	(87.0)	(11.9)	—
Realized gain (loss) on investments in equity securities held for operating purposes	0.1	(0.8)	—	13.0	(99.0)
Equity in earnings of affiliates	(5.2)	2.6	—	39.0	—
Corporate items	(11.8)	(12.3)	—	(5.9)	—
Others	13.1	6.6	97.7	8.9	46.5

Total	(3.4)	(1.0)	—	43.1	—

First nine months of fiscal year ending March 31, 2008 (1)

US GAAP Figures

	(Billions of yen)		% change
	For the nine months ended
	December 31, 2007 (2007.4.1- 2007.12.31) (B)	December 31, 2006 (2006.4.1- 2006.12.31) (A)	(B-A)/(A)
Net revenue	877.0	779.8	12.5
Non-interest expenses	734.6	541.2	35.7

Income (loss) before income taxes	142.5	238.6	(40.3)
Income tax expense	53.6	95.9	(44.1)

Net income (loss)	88.9	142.7	(37.7)

Return on equity (ROE)	5.4%	8.9%	—

Total of business segments

	(Billions of yen)		% change
	For the nine months ended
	December 31, 2007 (2007.4.1- 2007.12.31) (B)	December 31, 2006 (2006.4.1- 2006.12.31) (A)	(B-A)/(A)
Net revenue	804.1	774.2	3.9
Non-interest expenses	632.0	478.1	32.2

Income (loss) before income taxes	172.1	296.0	(41.9)

First nine months of fiscal year ending March 31, 2008 (2)

	(Billions of yen)		% change
	For the nine months ended
	December 31, 2007 (2007.4.1- 2007.12.31) (B)	December 31, 2006 (2006.4.1- 2006.12.31) (A)	(B-A)/(A)
(1) Net revenue

Business segment information:
Domestic Retail	323.5	316.0	2.4
Global Markets	228.9	195.4	17.1
Global Investment Banking	68.3	72.6	(5.9)
Global Merchant Banking	41.7	65.9	(36.8)
Asset Management	73.3	66.0	11.0

Sub Total	735.7	716.0	2.8
Other	68.4	58.2	17.5

Net revenue	804.1	774.2	3.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(33.2)	(38.6)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	106.2	44.2	140.1

Net revenue	877.0	779.8	12.5

(2) Non-interest expenses

Business segment information:
Domestic Retail	212.2	198.4	7.0
Global Markets	246.1	160.6	53.3
Global Investment Banking	45.8	39.8	15.0
Global Merchant Banking	8.5	7.9	6.7
Asset Management	44.8	37.6	19.2

Sub Total	557.4	444.3	25.5
Other	74.6	33.8	120.7

Non-interest expenses	632.0	478.1	32.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	102.6	63.1	62.5

Non-interest expenses	734.6	541.2	35.7

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	111.3	117.6	(5.4)
Global Markets	(17.2)	34.9	—
Global Investment Banking	22.5	32.8	(31.2)
Global Merchant Banking	33.2	58.0	(42.7)
Asset Management	28.5	28.5	0.2

Sub Total	178.3	271.6	(34.4)
Other	(6.2)	24.4	—

Income (loss) before income taxes	172.1	296.0	(41.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(33.2)	(38.6)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	3.6	(18.9)	—

Income (loss) before income taxes	142.5	238.6	(40.3)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change
	For the nine months ended
	December 31, 2007 (2007.4.1- 2007.12.31) (B)	December 31, 2006 (2006.4.1- 2006.12.31) (A)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(11.3)	(37.3)	—
Realized gain on investments in equity securities held for relationship purposes	1.5	17.9	(91.8)
Equity in earnings of affiliates	2.4	48.4	(95.0)
Corporate items	(33.7)	(9.4)	—
Others	34.8	4.8	631.8

Total	(6.2)	24.4	—

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2008 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Approves Share Buyback Program

Tokyo, January 31, 2008—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program for the fourth quarter of the current fiscal year ending March 31, 2008, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from February 8, 2008, to March 14, 2008, and have an upper limit of 25 million shares of Nomura Holdings common stock. This translates to a maximum of 40 billion yen, or 1.27 percent of outstanding shares.

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

As of December 31, 2007, Nomura Holdings had 1,965,919,860 outstanding shares and 55,695,762 shares as treasury stock.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	+81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.